Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang
Investor Relations Department
Country/City Code 8862 Tel: 2656-8080
amanda.chang@gigamedia.com.tw

GigaMedia Announces First-Quarter 2015

Financial Results

TAIPEI, Taiwan, May 8, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced its first-quarter 2015 unaudited financial results.

Message from Management

In 2014, the Company initiated the collaboration with Korean gaming studios for co-developing new games and acquired licenses of the new games from other Asian developers.

In the first quarter of 2015, the Company benefited from five mobile games released in late December 2014 and also a RPG mobile game published in February this year, and the contribution made by the mobile games accounted for about 59.0% of the total operating revenues. The contribution made by the social casino games and the cloud computing business accounted for about 27.0% and 14.0% respectively of the operating revenues. The operating revenues were US$3.2 million, grew by about 18.9% quarter-on-quarter. In addition, the Company continued to dispose partial marketable securities in the first quarter of 2015.

However, the margin and the life cycle of gaming business continue to decrease while the expenses continue to increase. The revenue of cloud computing business compared with the same period of 2014 improved significantly yet still remains big room to grow, and so does the social casino game business.

Management expects the Company’s mobile gaming business to maintain stable, and its social casino game and cloud computing businesses to expand in 2015, and meanwhile, considers possible strategic investments or partnership to be an alternative as an injection of business synergies to the Company in order to support its future revenue growth.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q15 UNAUDITED CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	1Q15	4Q14	Change (%)	1Q15	1Q14	Change (%)
Revenues	3,162	2,660	18.9%	3,162	2,175	45.4%
Gross Profit	738	(94)	885.1%	738	1,015	-27.3%
Loss from Operations	(3,416)	(4,330)	21.1%	(3,416)	(2,567)	-33.1%
Net Income (Loss) Attributable to GigaMedia	5,239	5,437	-3.6%	5,239	(3,076)	270.3%
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.09	0.10	-10.0%	0.09	(0.06)	250.0%
EBITDA (A)	5,335	5,675	-6.0%	5,335	(2,806)	290.1%
Cash and Marketable Securities-Current	75,575	79,980	-5.5%	75,575	78,821	-4.1%

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

•	Consolidated revenues were $3.2 million, grew by 18.9% quarter-on-quarter and 45.4% quarter-over-quarter thanks to the contribution of gaming business with the revenues of $2.7 million in 1Q15, up by 58.8% from $1.7 million in 4Q14 and 35.0% from $2.0 million in 1Q14.

•	Consolidated operating expenses were $4.2 million in 1Q15, which made no significant change from 4Q14, but increased by 16% from $3.6 million quarter-over-quarter, resulting from an increase of selling and marketing expenses for the new games.

•	Consolidated non-operating income was $8.6 million thanks to the capital gain on disposal of marketable securities.

•	Net income was $5.2 million attributable to the gain on sales of marketable securities and an increase on the operating revenues. It was down by 3.6% quarter-on-quarter mainly due to the market price valuation on investment.

•	Cash and marketable securities-current in 1Q15 accounted for $75.6 million, slightly decreased by 5.5% from $80.0 million in 4Q14 resulting from the market price valuation on the securities investment.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $84.6 million as of March 31, 2015, or approximately $1.53 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 7, 2015. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2014 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In 2015, the Company has started to attend the overseas gaming events in order to attract worldwide publishers and expand the Company’s brand exposure. In this way, management expects the co-developed games to be ready by the third quarter this year and license them to the overseas publishers.

For social casino game platform, the Company aims at increasing the marketing campaigns, including but not limited to joint-sponsor the related international tournaments or attend the events.

With regard to cloud computing business, the Company will provide more open source alternatives and integrated services to the corporate customers. Management expects it to increase its revenues and also improve its margin.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2015 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

#  #  #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2015	12/31/2014	3/31/2014
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,718,393	1,739,623	2,042,102
Other revenues	443,692	920,732	133,204

	3,162,085	2,660,355	2,175,306

Operating costs
Cost of Asian online game and service revenues	1,966,164	1,833,963	912,002
Cost of other revenues	457,520	920,471	248,772

	2,423,684	2,754,434	1,160,774

Gross profit	738,401	(94,079)	1,014,532

Operating expenses
Product development and engineering expenses	181,708	220,748	246,328
Selling and marketing expenses	2,687,116	1,697,665	1,572,235
General and administrative expenses	1,285,835	915,407	1,762,613
Impairment losses	0	1,401,667	0

	4,154,659	4,235,487	3,581,176

Loss from operations	(3,416,258)	(4,329,566)	(2,566,644)

Non-operating income (expense)
Interest income	102,529	146,579	173,830
Gain on sales of marketable securities	9,473,063	6,011,518	241
Interest expense	(82,113)	(80,344)	(15,580)
Foreign exchange loss - net	(16,242)	(244,306)	(447,252)
Equity in net earnings on equity method investments	40,100	3,538,522	23,501
Changes in the fair value of an instrument recognized at fair value	(951,660)	74,213	0
Other	18,373	263,660	57,443

	8,584,050	9,709,842	(207,817)

Income (loss) from continuing operations before income taxes	5,167,792	5,380,276	(2,774,461)
Income tax benefit (expense)	13,351	13,005	(721)

Income (loss) from continuing operations	5,181,143	5,393,281	(2,775,182)

Net income (loss)	5,181,143	5,393,281	(2,775,182)
Less: Net loss (income) attributable to noncontrolling interest	58,130	43,639	(300,921)

Net income (loss) attributable to shareholders of GigaMedia	5,239,273	5,436,920	(3,076,103)

(Loss) earnings per share attributable to GigaMedia
Basic:
Income (loss) from continuing operations	0.09	0.10	(0.06)
Loss from discontinued operations	0.00	0.00	0.00

	0.09	0.10	(0.06)

Diluted:
Income (loss) from continuing operations	0.09	0.10	(0.06)
Loss from discontinued operations	0.00	0.00	0.00

	0.09	0.10	(0.06)

Weighted average shares outstanding:
Basic	55,261,661	55,261,661	51,224,134

Diluted	55,261,926	55,284,832	51,224,134

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2015	12/31/2014	3/31/2014
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	53,856,429	50,640,355	49,667,405
Marketable securities - current	21,718,274	29,339,926	29,153,315
Accounts receivable - net	2,031,966	1,297,785	1,159,243
Prepaid expenses	671,116	564,080	681,611
Restricted cash	9,034,062	8,990,666	1,491,139
Other receivables	3,105,223	129,126	208,249
Other current assets	490,835	195,998	145,424

Total current assets	90,907,905	91,157,936	82,506,386

Marketable securities - noncurrent	4,744,000	4,744,000	10,178,480
Investments	5,724,346	5,780,778	5,279,776
Property, plant & equipment - net	1,719,799	1,663,424	1,663,286
Intangible assets - net	263,811	221,630	1,151,311
Prepaid licensing and royalty fees	5,144,947	4,382,772	4,629,954
Other assets	356,274	353,258	301,240

Total assets	108,861,082	108,303,798	105,710,433

Liabilities and equity
Short-term borrowings	19,808,307	18,641,390	4,266,492
Accounts payable	652,708	770,965	297,595
Accrued compensation	363,480	795,431	572,948
Accrued expenses	3,439,764	3,464,652	2,262,425
Unearned revenue	1,947,176	1,945,945	2,351,164
Other current liabilities	1,985,012	1,718,709	3,731,110

Total current liabilities	28,196,447	27,337,092	13,481,734
Other liabilities	1,935,620	1,938,256	177,449

Total liabilities	30,132,067	29,275,348	13,659,183

GigaMedia’s shareholders’ equity	78,776,989	79,017,995	91,904,862
Noncontrolling interest	-47,974	10,455	146,388

Total equity	78,729,015	79,028,450	92,051,250

Total liabilities and equity	108,861,082	108,303,798	105,710,433

Loss from discontinued operations, net of tax

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2015	12/31/2014	3/31/2014
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA

Net income (loss) attributable to GigaMedia	5,239,273	5,436,920	(3,076,103)
Depreciation	74,212	76,309	77,689
Amortization	55,316	241,060	349,771
Interest income	(102,529)	(146,450)	(173,826)
Interest expense	82,102	80,344	15,580
Income tax (benefit) expense	(13,351)	(13,005)	721

EBITDA	5,335,023	5,675,178	(2,806,168)